

















Jack Ottman • 3rd

Chief Operating Officer at Minds

Greater New York City Area

Message ...

Minds.com

Washington and Lee University

See contact info

500+ connections

Jack's Activity

1,061 followers

+ Follow

From $6,000 to $73 billion: Warren Buffett's wealth through the ages

Jack liked

See all activity

Experience

Minds.com

Chief Operating Officer

Minds.com

Jul 2017 – Present • 10 mos

New York, New York

Minds is a free and community-owned social network that rewards its users for their activity online with viral reach and revenue. The code is entirely open-source and built with end-to-end encryption designed to prevent unwanted surveillance and restrictive algorithms that prevent reach. Users can easily exchange both digital currency and USD with one another to support quality content or earn custom rewards.

IBM

Account Executive

IBM

Jul 2014 – Jun 2017 • 3 yrs

Greater New York City Area

IBM

Summit Program

IBM

Jul 2014 – Mar 2015 • 9 mos

Greater New York City Area

IBM

Digital Sales Representative

IBM



Head Of Operations

Minds.com

Jun 2012 – Aug 2012 • 3 mos

Wilton, CT

Education



Washington and Lee University

Bachelor of Science (B.S.), Business Administration

2010 – 2014

Activities and Societies: Varsity Men's Lacrosse, Club Hockey, Kappa Sigma, Campus Community Coalition, Outing Club



The London School of Economics and Political Science (LSE)

2012 – 2012



The Hotchkiss School

2006 – 2010

Activities and Societies: Varsity Lacrosse Captain, Varsity Hockey, Orientation Leader, Peer-to-peer Mentor, Proctor

Show more ⌄